THE RIGHTS OFFERING SUBSCRIPTION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN TIME ON [●], UNLESS FNBH BANCORP, INC. EXTENDS THE RIGHTS OFFERING (SUCH TIME AND DATE WITH RESPECT TO THE EXPIRATION OF THE RIGHTS OFFERING, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”). In order to validly subscribe for shares, the completed subscription documents and full payment for the subscribed shares in the manner described herein must be received by the subscription agent on or before 5:00 p.m. Eastern time on the Expiration Date of [●].

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Dear Stockholder:

FNBH Bancorp, Inc. (the “Company”) is raising equity capital through a rights offering to the holders of the Company’s common stock.

This letter is being delivered by the Company to holders of its common stock (the “Common Stock”) as of 5:00 p.m., Eastern time on January 8, 2014 (the “Record Date”), to explain a rights offering (the “Rights Offering”) of nontransferable rights to subscribe for and purchase shares of Common Stock (the “Rights”). The Rights, the Rights Offering and the Common Stock are described in the enclosed prospectus (the “Prospectus”). Your Rights are evidenced by the enclosed subscription certificate (the “Subscription Certificate”) registered in your name(s). All exercises of the Rights are irrevocable. You should read the Prospectus carefully before deciding whether to exercise your Rights. The Rights Offering will remain open until 5:00 p.m., Eastern Time, on [●].

In the Rights Offering, the Company is offering up to 2,300,000 shares of Common Stock. Each Right will allow you to subscribe for six (6) shares of Common Stock at a subscription price of $0.70 per share (the “Subscription Price”) for every share of common stock you owned on the Record Date. In addition, each subscribing stockholder who exercises his or her Rights in full will be eligible to subscribe for additional shares of Common Stock (the “Over-Subscription Privilege”) at the same price of $0.70 per share, subject to allotment and subject to the discretion of the Company to accept or reject subscriptions pursuant to these Over-Subscription Privileges, as described in the Prospectus. The maximum number of shares you may subscribe to purchase is 500,000.

We have enclosed copies of the following documents:

1.	The Prospectus;

2.	Your Subscription Certificate;

3.	Instructions as to Use of Your Subscription Certificate; and

4.	A return envelope addressed to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”).

To exercise the Rights, you should deliver the properly completed and signed Subscription Certificate, with payment of the Subscription Price for each share of Common Stock subscribed for, to the Subscription Agent at or prior to the Expiration Time, as described in the Prospectus. The Subscription Agent must receive the Subscription Certificate, with payment of the full Subscription Price at or prior to the Expiration Time. Rights not exercised at or prior to the Expiration Time will expire and will be void and no longer exercisable. If you desire to participate in the Rights Offering, you must allow sufficient time for delivery of your subscription documents and subscription payment to the subscription agent so that they are received by the Subscription Agent by 5:00 p.m., Eastern Time, on [●].

Additional copies of the enclosed materials may be obtained from AST Phoenix Advisors (the “Information Agent”), by contacting the Information Agent at (866) 796-1285. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

As always, thank you for your investment in and continued support of FNBH Bancorp, Inc.

Very truly yours,

Ronald L. Long
President & Chief Executive Officer
FNBH Bancorp, Inc.